CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED MARCH 31, 2008

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	March 31	June 30
	2008	2007
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$15,860,552	$58,112,576
Amounts receivable	7,362,850	1,428,872
Construction advance payments, prepaids and deposits	20,398,420	2,661,807
Inventory	538,214	51,169
Balances receivable from related parties (note 7)	–	22,484
	44,160,036	62,276,908

Prepaid financing fees (note 6)	–	900,000
Buildings and equipment (note 3)	11,005,500	3,733,142
Mineral property interests	8,963,127	8,963,127

	$64,128,663	$75,873,177

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$9,005,679	$4,488,082
Loan facility (note 6)	2,535,478	–
Balances payable to related parties (note 7)	568,810	–
	12,109,967	4,488,082

Site closure and reclamation obligation (note 4)	1,185,000	51,000

Shareholders' equity
Share capital	177,933,056	145,514,632
Warrants	3,590,095	2,456,000
Contributed surplus	5,119,067	4,053,662
Deficit	(135,808,522)	(80,690,199)
	50,833,696	71,334,095
Nature of operations (note 1)
Contingencies (note 6 and 8)
Subsequent event (note 6 and 9)

	$64,128,663	$75,873,177

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Ronald Thiessen

JRH (Dick) Whittington	Ronald Thiessen
Director	Chairman

FARALLON RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2008	2007	2008	2007
Expenses (income)
Exploration (see schedule of exploration expenses)	$21,538,224	$3,421,276	$49,977,059	$7,981,624
Foreign exchange gain	(138,478)	(287,316)	(2,207,535)	(68,446)
Interest income	(252,103)	(766,815)	(1,167,104)	(856,386)
Interest expense	9,638	–	19,586	5,090
Legal, audit, accounting and consulting	796,849	367,250	1,984,813	1,184,057
Office and administration	1,615,998	532,757	4,004,207	1,504,094
Shareholder communication	137,059	57,848	371,753	227,338
Stock-based compensation - exploration (note 5 (b))	109,270	71,378	296,203	255,060
Stock-based compensation - office and administration (note 5 (b))	573,747	71,044	1,265,502	302,627
Travel and conferences	230,148	115,261	573,839	458,338
Loss for the period	24,620,352	3,582,683	55,118,323	10,993,396

Basic and diluted loss per share	$0.08	$0.02	$0.19	$0.08

Weighted average number of common shares outstanding	323,791,366	180,646,173	288,948,865	135,084,724

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March 31		Nine months ended March 31
	2008	2007	2008	2007

Operating activities
Loss for the period	$(24,620,352)	$(3,582,683)	$(55,118,323)	$(10,993,396)
Items not involving cash
Amortization included in exploration expenses	339,418	72,432	999,549	214,394
Provision for site reclamation cost	605,000	–	1,134,000	–
Stock-based compensation	683,017	142,422	1,561,705	557,687
Foreign exchange gain	(88,478)	(347,677)	(2,157,535)	(13,945)
Changes in non-cash working capital
Amounts receivable and inventory	5,400,625	(835)	(6,421,023)	(290,063)
Construction advance payments, prepaids and deposits	(17,736,613)	–	(17,736,613)	–
Accounts payable and accrued liabilities	2,912,068	104,873	4,517,597	191,636
Cash used in operating activities	(32,505,315)	(3,611,468)	(73,220,643)	(10,333,687)

Investing activities
Purchase of equipment	(4,162,792)	(63,188)	(8,271,907)	(826,984)
Cash used in investing activities	(4,162,792)	(63,188)	(8,271,907)	(826,984)

Financing activities
Balances received from (paid to) related parties (net)	(69,143)	155,836	591,294	339,941
Proceeds received from bridge facility loan (note 6)	5,430,504	–	4,431,478	–
Common shares and warrants issued for cash, net of issue costs	29,266,424	49,572,873	32,060,219	70,789,960
Cash provided by financing activities	34,627,785	49,728,709	37,082,991	71,129,901

Foreign exchange gain on cash held in foreign currrency	88,478	347,677	2,157,535	13,945
Increase (decrease) in cash and equivalents	(1,951,844)	46,401,730	(42,252,024)	59,983,175
Cash and equivalents, beginning of period	17,812,396	19,044,092	58,112,576	5,462,647

Cash and equivalents, end of period	$15,860,552	$65,445,822	$15,860,552	$65,445,822

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	9,638	–	19,586	5,090
Interest received	252,103	766,815	1,167,104	856,386

Non-cash financing items
Warrants issued pursuant to equity financings	$419,000	$–	$419,000	$2,456,000
Warrants issued pursuant to bridge facility loan	$996,000	–	$996,000	–

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Nine months ended		Year ended
	March 31, 2008		June 30, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	284,723,668	$145,514,632	105,822,331	$77,082,934
Share purchase options exercised at Cdn$0.52 per share	–	–	15,000	6,876
Share purchase options exercised at Cdn$0.58 per share	2,125,000	1,165,933	5,000	2,649
Share purchase options exercised at Cdn$0.63 per share	5,000	2,999	–	–
Share purchase options exercised at Cdn$0.74 per share	140,000	102,814	26,337	17,800
Share purchase warrants exercised at Cdn$0.50 per share	1,098,000	544,448	–	–
Share purchase warrants exercised at Cdn$0.60 per share	8,934,150	5,261,201	105,000	57,540
Share purchase warrants exercised at Cdn$0.70 per share	84,500	56,814	–	–
Private placements, November 2006, net of issue costs	–	–	18,750,000	6,290,650
Prospectus financing, December 2006, net of issue costs	–	–	160,000,000	62,029,218
Prospectus financing, January 2008, net of issue costs	30,652,000	19,120,051	–	–
Private placement, January 2008, net of issue costs	8,214,286	5,386,959	–	–
Fair value of stock options allocated to shares issued on exercise	–	496,300	–	26,965
Fair value of warrants allocated to shares issued on exercise	–	280,905	–	–
Balance at end of the period	335,976,604	$177,933,056	284,723,668	$145,514,632

Warrants
Balance at beginning of the period		2,456,000		–
Warrants issued to agents pursuant to March 2007 financing		–		2,456,000
Warrants issued to agents pursuant to January 2008 financing (note 5(e))		419,000		–
Warrants issued pursuant to Bridge Facility Loan (note 5(b))		996,000		–
Warrants exercised fair value translated to share capital		(280,905)		–
Balance at end of the period		$3,590,095		$2,456,000

Contributed surplus
Balance at beginning of the period		4,053,662		1,578,428
Stock-based compensation		1,561,705		2,502,199
Fair value of stock options allocated to shares issued on exercise		(496,300)		(26,965)
Balance at end of the period		$5,119,067		$4,053,662

Deficit
Balance at beginning of the period		(80,690,199)		(63,829,339)
Loss for the period		(55,118,323)		(16,860,860)
Balance at end of the period		$(135,808,522)		$(80,690,199)

TOTAL SHAREHOLDERS' EQUITY		$50,833,696		$71,334,095

The accompanying notes are an integral part of these consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended March		Nine months ended March 31
Campo Morado Property	2008	2007	2008	2007
Exploration expenses incurred during the period
Assays and analysis	$72,607	$23,446	$278,211	$90,959
Amortization	339,418	72,432	999,549	214,394
Drilling	921,634	464,639	3,267,922	1,518,013
Engineering	473	9,933	36,553	1,575,624
Geological	204,000	202,997	697,435	889,411
Provision for site reclamation cost (note 4)	605,000	–	1,134,000	–
Site activities	1,447,988	518,562	3,868,267	1,455,260
Transportation	318,526	67,490	601,782	176,186
Subtotal	3,909,646	1,359,499	10,883,719	5,919,847

G9 expenses incurred during the year
Decline expenditures	89,360	576,063	89,360	576,063
Environmental permitting	198,935	34,831	683,040	34,831
Mine process plant and power supply	8,784,805	713,692	18,862,430	713,692
Project management	1,196,532	284,703	2,619,851	284,703
Road access	150,986	91,546	1,339,572	91,546
Tailings and water facilities	1,951,933	84,160	4,542,086	84,160
Underground mine	5,256,027	276,782	10,957,001	276,782
Subtotal	17,628,578	2,061,777	39,093,340	2,061,777

Total exploration and G9 expenses, end of period	21,538,224	3,421,276	49,977,059	7,981,624
Non-cash stock-based compensation (note 5(b))	109,270	71,378	296,203	255,060
Exploration and G9 expenses, including stock-based
compensation, incurred during the period	21,647,494	3,492,654	50,273,262	8,236,684
Cumulative exploration expenses, beginning of period	72,322,807	51,346,729	62,158,725	46,602,699
Cumulative exploration and G9 expenses, end of period	$93,970,301	$54,839,383	$112,431,987	$54,839,383

Cumulative exploration expenses consists of:
Cumulative cash expenditures	$21,538,224	$3,421,276	$109,952,325	$53,493,096
Cumulative non-cash stock-based compensation	109,270	71,378	2,479,662	1,346,287
	$21,647,494	$3,492,654	$112,431,987	$54,839,383

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Farallon Resources Ltd. (the “Company” or “Farallon”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable as determined by an independent feasibility study. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interest, re-confirmation of the Company’s title to the mineral property interest, and on future profitable production or proceeds from the disposition of its mineral property interest.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements except as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements, which are available at www.sedar.com.

Operating results for the three and nine month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2008.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Farallon Minera Mexicana, S.A. de C.V., the Company’s subsidiary in Mexico. All material intercompany balances and transactions have been eliminated.

2.	CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. Prior period financial statements have not been restated.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, or available-for-sale. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net loss in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net loss in the period in which they arise, except for hedge transactions which qualify of hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

(b) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net loss to be presented in other “comprehensive loss” until it is considered appropriate to recognize into net loss. This standard requires the presentation of comprehensive loss, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive loss is presented as a new category in shareholders’ equity. As at March 31, 2008, the Company had no accumulated other comprehensive loss and for the three and nine months ended March 31, 2008, comprehensive loss equals net loss.

(d) Section 1506 – Accounting Changes

This standard revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

3.	BUILDINGS AND EQUIPMENT

		Accumulated
March 31, 2008	Cost	amortization	Net book value
Land	$98,010	$–	$98,010
Buildings	573,259	411,282	161,977
Equipment	11,247,607	1,487,889	9,759,718
Furniture and office equipment	372,425	120,516	251,909
Vehicles	1,094,427	360,541	733,886
	$13,385,728	$2,380,228	$11,005,500

		Accumulated
June 30, 2007	Cost	amortization	Net book value
Buildings	$440,201	$400,912	$39,289
Equipment	3,842,629	692,711	3,149,918
Furniture and office equipment	171,678	96,820	74,858
Vehicles	659,312	190,235	469,077
	$5,113,820	$1,380,678	$3,733,142

4.	SITE CLOSURE AND RECLAMATION OBLIGATION

The provision for site closure and reclamation costs related to the Campo Morado Property is as follows:

Balance, June 30, 2007	$51,000
Changes during the period
Revised estimate	1,134,000
Site closure and reclamation obligation, March 31, 2008	$1,185,000

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 3.3% per year, has been revised by management due to increased disturbance during the nine months ended March 31, 2008 and is estimated at $2,142,000. This amount is expected to be spent over a period of approximately two years beginning in 2016. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 8.9%, to arrive at a fair value obligation of $1,185,000.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended March 31, 2008 is as follows:

	Exercise	June 30			Expired or	March 31
Expiry date	price	2007	Granted	Exercised	cancelled	2008
September 28, 2007	Cdn$0.58	2,125,000	–	(2,125,000)	–	–
February 29, 2008	Cdn$0.74	180,000	–	(140,000)	(40,000)	–
March 31, 2009	Cdn$0.63	597,000	–	(5,000)	(36,750)	555,250
March 31, 2009	Cdn$0.80	1,006,500	–	–	(107,500)	899,000
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	50,000	–	–	–	50,000
August 24, 2009	Cdn$0.63	–	1,232,500	–	(25,000)	1,207,500
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
March 31, 2012	Cdn$0.63	3,770,000	–	–	–	3,770,000
December 31, 2012	Cdn$0.70	–	1,275,000	–	–	1,275,000
January 16, 2013	Cdn$0.67	–	300,000	–	–	300,000
February 19, 2013	Cdn$0.79	–	150,000	–	–	150,000
February 21, 2013	Cdn$0.78	–	725,000	–	–	725,000
		10,218,500	3,682,500	(2,270,000)	(209,250)	11,421,750

Weighted average exercise price		Cdn$0.73	Cdn$0.69	Cdn$0.59	Cdn$0.74	Cdn$0.74

As at March 31, 2008, 9,044,333 of these options, with a weighted average exercise price of Cdn$0.73 had vested and were exercisable. The weighted average fair value of options granted as determined under the Black-Scholes option pricing model during the period ended March 31, 2008 was $0.39 (2007 – no options granted).

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three and nine months ended March 31, 2008 and 2007 have been reflected in the statement of operations as follows:

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	March 31		March 31
	2008	2007	2008	2007
Exploration
Engineering	$72,557	$59,726	$134,943	$182,717
Environmental, socioeconomic and land	1,782	(300)	14,498	1,428
Geological	34,931	11,952	146,762	70,915
Exploration	109,270	71,378	296,203	255,060
Operations and administration	573,747	71,044	1,265,502	302,627
Total compensation cost, credited to
contributed surplus	$683,017	$142,422	$1,561,705	$557,687

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended		Nine months ended
	March 31		March 31
	2008	2007	2008	2007
Risk free interest rate	4%	4%	4%	4%
Expected life	5.0 years	3.23 years	3.83 years	3.23 years
Expected vesting terms	0 – 24 months	0 – 24 months	0 – 24 months	0 – 24 months
Expected volatility	75%	69%	72%	69%
Expected dividends	nil	nil	nil	nil

(c)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended March 31, 2008 is:

	Exercise	June 30				March 31
Expiry date	price	2007	Issued	Exercised	Expired	2008
November 17, 2008	Cdn$0.60	18,750,000	–	(8,934,150)	–	9,815,850
December 21, 2008	Cdn$0.50	9,600,000	–	(1,098,000)	–	8,502,000
December 21, 2008	Cdn$0.70	80,000,000	–	(84,500)	–	79,915,498
January 15, 2010	Cdn$0.70	–	1,839,120	–	–	1,839,120
April 12, 2012	Cdn$0.50	–	2,000,000	–	–	2,000,000
		108,350,000	1,839,120	(10,116,650)	–	102,072,468

Weighted average exercise price		Cdn$ 0.66	Cdn$ 0.60	Cdn$ 0.59	–	Cdn$ 0.67

(d)	Private placement financing, January 2008

In January 2008, the Company completed a private placement financing of 8,214,286 common shares at Cdn$0.70 per share for gross proceeds of approximately $5,801,739. The Company incurred share issue costs of approximately $345,000 for net proceeds of approximately $5,456,739.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(e)	Equity financing, January 2008

In January 2008, the Company completed a public offering of 30,652,000 common shares at Cdn$0.70 per share for gross proceeds of $21.4 million (Cdn$21.5 million). The Company paid the agents a commission of $2.2 million (Cdn$2.1 million) and all of the agents’ expenses. The agents also received 1,839,120 compensation options (“warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.70 per share until January 15, 2010. The warrants have been recorded at an estimated fair value of $419,000 (using expected volatility of 65%, risk free interest rate of 4%, dividends of nil, and expected remaining life of approximately 2 years).

6.	LOAN FACILITIES

Balance, beginning of period	$–
Bridge Facility – March 2008	5,065,575
Less: Prepaid financing fees	(1,534,097)
Less: Fair value of warrants issued	(996,000)
Balance, end of period	$2,535,478

In 2007, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for a consortium of financial institutions, for a debt financing package for the development of the G9 deposit at the Company’s Campo Morado property. The package comprises of an initial $20 million bridge facility to be followed by a refinancing and development (“Term”) facility of $70 million. The bridge facility loan agreement was finalized by both parties in October 2007. The bridge facility will finance both mining and processing equipment, and the Term facility will be used to repay the bridge facility, as well as to finance mine construction and associated mill processing facilities. The bridge facility loan has a final maturity date of June 30, 2008, whereupon, it will be repaid from proceeds of the Term facility.

To date, the Company has paid $900,000 in fees and incurred insurance costs of $634,097 as a result of the financing. In accordance with CICA Section 3855, financing costs relating to the issuance of debt are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the bridge facility loan, and are amortized over the life of the loan.

The bridge facility loan bears interest at LIBOR plus 6% per annum based on 30 day LIBOR. The bridge facility loan is repayable with funds from the Term facility and is secured by mining and processing equipment.

In conjunction with the bridge facility loan agreement, the Company issued 2,000,000 share purchase warrants to the agents (“agent warrants”) exercisable at Cdn$0.50 per common share, expiring on April 12, 2012. The agent warrants vest and are exercisable upon the initial drawdown of the bridge facility loan. On March 20, 2008, the Company incurred it first draw down of the bridge facility loan and triggered the vesting of the agent warrants. These agent warrants have been recorded at an estimated fair value of $996,000 (using expected volatility of 66%, risk free interest rate of 4%, dividends of nil and expected life of approximately 4 years). In addition, upon finalization of the Term facility, the Company will issue 2,000,000 share purchase

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

warrants to the agents exercisable at Cdn$0.50 per common share, expiring on April 12, 2012, which vest and become exercisable upon the draw down of the second tranche on the Term facility.

In April 2008, Societe Generale joined the consortium to the bridge facility, increasing the funds available under the bridge facility to $30 million. The transaction also involves the issuance of 250,000 warrants to Societe Generale, subject to execution of the definitive agreements in normal course. The warrants are exercisable at $0.94 per common share, expiring on April 18, 2013.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at March 31	As at June 30
Balances (payable) receivable	2008	2007
Hunter Dickinson Inc. and subsidiaries	$ (568,810)	$ 22,484

	Three months ended		Nine months ended
	March 31		March 31
Transactions	2008	2007	2008	2007
Services rendered and expenses
reimbursed
Hunter Dickinson Inc. and subsidiaries	$3,175,721	$1,061,625	$7,865,728	$3,432,694
CEC Engineering Ltd.	–	6,462	–	12,426
Administration cost recovery
Hunter Dickinson Inc.	–	25,598	–	78,641

8.	CONTINGENCIES

(a) Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The Company continues to seek the recovery of the default monetary judgement awarded in 2007, the claim value of which is in excess of US$1 million.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

pay Farallon’s costs. This ruling was appealed by the plaintiff, but it was upheld by Second Collegial Court for the Fifth Circuit in Sonora.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston, but in November 2007, the Prosecutor General’s Office denied the appeal, concluding the criminal action.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the case and awarded costs to Farallon. In early August 2007, Mr. Hermiston appealed this judgment, but the appeal court in Mexico City dismissed the appeal. In March 2008, Hermiston filed an amparo in Mexico to have this ruling reviewed. The Company will take appropriate action to resolve this issue.

(b) Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. On November 6, 2007 the Company was advised by its legal representatives in Mexico that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz appealed the ruling, but the appeal was denied. Wiltz has filed an amparo in Mexico to have this ruling reviewed. The Company will take appropriate action to resolve this issue.

(c) Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to certain legal expenditures, depending on the outcome of various legal proceedings. As at March 31, 2008, the Company had approximately $480,000 remaining legal fees to be paid in accordance with the terms of the legal service agreement.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and nine months ended March 31, 2008
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

9.	SUBSEQUENT EVENTS

	(a)	Agreement with Silver Wheaton

On May 13, 2008, the Company and its wholly owned subsidiaries announced it had entered into an arrangement with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell up to 75% of the silver produced from the Campo Morado Project. Silver Wheaton will pay $80 million in cash to Farallon in the following stages: a $15 million payment upon signing, a $15 million payment upon the completion of certain formalities in Mexico (expected to take one week) and a $50 million payment in a series of pre-arranged installments over the next few months following the date of the agreement. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

	(b)	Loan Agreement

In May 2008, the Company reached an agreement with two arm’s length investors (the “Lenders”) for a $3.8 million Loan (the “Loan”). The Loan is backed by 6,304,600 warrants of Farallon with an expiry date of November 17, 2008 (the “Expiry Date”). The Loan is repayable from the proceeds of the warrants when exercised on or before the Expiry Date. On the Expiry Date, if the Loan has not been repaid, the Lenders have the option to be paid in cash or receive common shares of the Company (the “Conversion Right”). In the event that the Conversion Right is exercised, the Lenders will receive that number of common shares obtained by dividing the outstanding principal amount of the Loan by the market price (as defined under the rules of the Toronto Stock Exchange (the “TSX”)), less the maximum permissible discount under the rules of the TSX at May 12, 2008 – the date of execution and delivery of the Loan.

	(c)	Share purchase warrant exercise

Subsequent to March 31, 2008, the Company issued 13,106,799 common shares pursuant to the exercise of warrants of which 11,006,799 warrants were exercised at Cdn$0.70 and 2,100,000 warrants were exercised at Cdn$0.60.